SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 17, 2017

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 17, 2017, entitled “Syneron Medical Reports First Quarter 2017 Revenue of $66.9 Million.”

The GAAP financial statement tables included in the press release (pages 5-7 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 17, 2017

Syneron Medical Reports First Quarter 2017 Revenue of $66.9 Million

Irvine, CA, May 17, 2017 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended March 31, 2017.

First Quarter 2017 Financial Highlights:
•	Revenue of $66.9 million, down 2.6% year-over-year
•	Product revenue down 4.2% year-over-year
•	International product revenue grew 7.7% year-over-year while North America product revenue declined 31.7% year-over-year as a result of the sales force reorganization
•	Revenue from emerging products[1], which represent the Company’s strategic growth drivers, grew 3.5% year-over-year to $14.1 million
•	GAAP net loss per share of $(0.14), compared to GAAP net loss per share of $(0.01) in first quarter of 2016
•	Non-GAAP net loss per share of $(0.05), compared to Non-GAAP net income per share of $0.04 in first quarter of 2016
•	Cash position as of March 31, 2017 of $78.8 million with no debt

Amit Meridor, Chief Executive Officer of Syneron Medical, said “During the first quarter, our revenue declined due to lower product revenue in North America, primarily due to our sales force reorganization in North America, which has caused some short-term disruption in order to position the business for long-term growth. This disruption also impacted our emerging products, with growth slowing to 4% and representing 21% of total revenue in the quarter. We also had a decline in EMEA product revenue of 13% due to challenges with some of our subsidiaries in countries where we sell direct. These headwinds were partially offset by continued strong double-digit product revenue growth of 18% in the Asia-Pacific region. Late in the quarter, we received CE Mark for CO2RE Intima, making it the first in-office laser procedure now CE marked for the treatment of vaginal atrophy and rejuvenation, and providing a new growth opportunity in EMEA.”

Financial Highlights for the First Quarter Ended March 31, 2017:

GAAP Gross Margin for the first quarter 2017 was 51.2%, compared to 51.8% in the first quarter 2016. Non-GAAP gross margin for the first quarter 2017 was 52.3%, compared to 53.2% in the first quarter 2016. This reflects lower total revenue, a higher mix of distributor revenue, and differences in product mix, compared to the first quarter 2016.

GAAP Operating Loss for the first quarter 2017 was $(3.9) million, compared to GAAP operating loss of $(0.3) million in the first quarter 2016. Non-GAAP operating loss for the first quarter 2017 was $(0.5) million, compared to non-GAAP operating income of $1.8 million in the first quarter 2016. GAAP operating margin for the first quarter 2017 was (5.8)%, compared to GAAP operating margin of (0.4)% for the first quarter 2016. Non-GAAP operating margin for the first quarter 2017 was (0.7)%, compared to Non-GAAP operating margin of 2.6% in the first quarter 2016. This decrease reflects lower total revenue, lower gross margin, and the reorganization of the Company’s North America sales and marketing team, partially offset by cost efficiencies, and revenue growth from several of the Company’s existing international distribution channels.

1 Emerging Products, which represent the Company's strategic growth drivers, include product and consumable revenue from UltraShape, VelaShape, PicoWay, Profound and CO2RE Intima

GAAP Net Loss in the first quarter 2017 was $(4.8) million, or $(0.14) per share, compared to GAAP net loss of $(0.5) million, or $(0.01) per share, in the first quarter 2016. Non-GAAP net loss in the first quarter 2017 was $(1.6) million, or $(0.05) per share, compared to non-GAAP net income of $1.3 million, or $0.04 per share, in the first quarter 2016.

Cash Position As of March 31, 2017, the Company’s overall cash position, including cash and cash equivalents, short-term bank deposits and marketable securities, was $78.8 million, compared to $86.4 million as of December 31, 2016, with no debt.

Subsequent Events
On April 2, 2017, Syneron Candela and Apax Partners, a leading global private equity advisory firm, entered into a definitive agreement under which an affiliate of funds advised by Apax Partners will acquire all of the outstanding shares of Syneron Candela for $11.00 per share in cash in a transaction valued at approximately $397 million.

Syneron Candela will hold a Special General Meeting of its shareholders to vote on the adoption and approval of the merger proposal. The Special General Meeting will take place on Thursday, June 15, 2017 at 3:00 p.m. (Israel time), at the Company’s executive offices located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit 20692, Israel. The acquisition is expected to be completed during the third quarter of 2017, subject to Syneron Candela shareholder approval and the satisfaction of other customary closing conditions.

Syneron Candela will not be hosting a first quarter 2017 conference call due to the definitive agreement to be acquired by an affiliate of funds advised by Apax Partners.

Important Additional Information about This Transaction and Where to find it
In connection with the proposed transaction, Syneron Candela filed a definitive proxy statement on Form 6-K with the SEC on May 15, 2017 and mailed the definitive proxy statement and proxy card to its shareholders on or about the same date. Shareholders of Syneron Candela are urged to read the definitive proxy statement, including any document incorporated therein by reference and the attachments thereto, because they contain important information about Syneron Candela, Apax Partners, the proposed transaction and related matters. Shareholders are urged to carefully read the definitive proxy statement and other relevant materials before making any voting or investment decision with respect to the proposed transaction. The definitive proxy statement may be obtained for free at the SEC's website at www.sec.gov. In addition, the definitive proxy statement is available, without charge, at Syneron Candela's website at http://www.syneron-candela.com.

Use of Non-GAAP Measures:
This press release provides financial measures for gross margin, operating income (loss), operating margin, net income (loss) and net income (loss) per share, which exclude expenses related to stock-based compensation expense, amortization of acquired intangible assets, Apax Partner’s deal related costs, and tax benefit, and are therefore not calculated in accordance with Generally Accepted Accounting Principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income (loss), net income (loss) and net income (loss) per share, and exclude the impact of items or trends that are not considered core influences on the results of operations, financial position or cash flows. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures to make operational and investment decisions and to evaluate the Company's performance and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women’s intimate wellness treatments, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, CO2RE, CO2RE Intima, Profound and elōs Plus.

Founded in 2000, the company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including the statement about the anticipated closing of the proposed acquisition of the Company by an affiliate of funds advised by Apax Partners. Such "forward looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected.  Achievement of these results by the Company may be affected by many factors, including, but not limited to, risks and uncertainties regarding the ability to close the proposed transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties' ability to satisfy certain closing conditions, including shareholder and regulatory approvals; the risk that the benefits of the potential transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the Company's business may not perform as expected;  as well as general economic conditions. Additional information regarding these and other factors is contained in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F. The statements made by the Company are based upon management's current expectations and  the Company undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
+972-73-2442200
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2017	2016

Revenues	$66,880	$68,696
Cost of revenues	32,661	33,081

Gross profit	34,219	35,615
Operating expenses:
Sales and marketing	24,020	22,698
General and administrative	6,080	7,498
Research and development	6,205	5,714
Other expenses, net	1,765	-

Total operating expenses	38,070	35,910

Operating loss	(3,851)	(295)

Financial income (expenses), net	(742)	85

Net loss before taxes on income	(4,593)	(210)

Taxes on income	236	272

Net loss	$(4,829)	$(482)

Net loss per share:

Basic and diluted
Net loss per share	$(0.14)	$(0.01)

Weighted average shares outstanding:
Basic and diluted	34,899	34,842

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2017	2016 (*)

Assets

Current assets:
Cash and cash equivalents	$44,373	$56,756
Short-term bank deposits	331	326
Available-for-sale marketable securities	8,543	10,817
Trade receivable, net	55,105	57,337
Other accounts receivables and prepaid expenses	14,213	12,587
Inventories	55,388	47,376

Total current assets	177,953	185,199

Long-term assets:
Severance pay fund	446	479
Long-term deposits and others	296	312
Long-term available-for-sale marketable securities	25,518	18,522
Investment in affiliated company	16,709	15,730
Property and equipment, net	12,835	12,529
Deferred tax assets, net	17,868	17,640
Intangible assets, net	7,655	8,516
Goodwill	18,258	18,258

Total long-term assets	99,585	91,986

Total assets	$277,538	$277,185

Liabilities and stockholders' equity

Current liabilities:
Trade payable	$22,445	$22,659
Deferred revenues	13,789	12,838
Other accounts payable and accrued expenses	30,209	28,976

Total current liabilities	66,443	64,473

Long-term liabilities:
Deferred revenues	2,730	2,939
Warranty accruals	1,810	1,794
Accrued severance pay	496	559

Total long-term liabilities	5,036	5,292

Stockholders' equity:	206,059	207,420

Total liabilities and stockholders' equity	$277,538	$277,185

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the three-months ended
	March 31,	March 31,
	2017	2016
Cash flows from operating activities:
Net loss	$(4,829)	$(482)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	757	933
Depreciation and amortization	2,305	2,003
Realized loss, changes in accrued interest and amortization of premium on marketable securities	73	334
Changes in operating assets and liabilities:
Trade receivable, net	2,856	(4,914)
Inventories	(7,758)	(1,001)
Other accounts receivables and prepaid expenses	(1,246)	928
Deferred taxes	(171)	(125)
Trade payable	(921)	(414)
Deferred revenues	569	377
Accrued warranty accruals	(361)	(542)
Other accounts payable and accrued expenses	1,390	(5,026)

Net cash used in operating activities	(7,336)	(7,929)

Cash flows from investing activities:
Purchases of property and equipment	(1,027)	(994)
Purchases of Intangible asset	-	(150)
Proceeds from the sale or maturity of marketable securities	5,702	13,279
Purchase of marketable securities	(10,504)	(6,531)
Proceeds from short-term bank deposits, net	(5)	15
Investment in affiliated company	(980)	(1,088)
Other investing activities	16	9

Net cash provided by (used in) investing activities	(6,798)	4,540

Cash flows from financing activities:
Repurchase of shares from shareholders	-	(3,925)
Proceeds from exercise of stock options	1,755	-

Net cash provided by (used in) financing activities	1,755	(3,925)

Effect of exchange rates on cash and cash equivalents	(4)	(222)

Net decrease in cash and cash equivalents	(12,383)	(7,536)

Cash and cash equivalents at beginning of period	56,756	56,330

Cash and cash equivalents at end of period	$44,373	$48,794

Syneron Medical Ltd.
Reconciliation of unaudited GAAP to Non GAAP financial measures
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2017	2016

GAAP gross profit	$34,219	$35,615

Stock-based compensation	67	47
Amortization of intangible assets	724	900

Non-GAAP gross profit	$35,010	$36,562

GAAP operating loss	$(3,851)	$(295)

Stock-based compensation	757	933
Amortization of intangible assets	866	1,173
APAX's deal related costs	1,765	-

Non-GAAP operating income (loss)	$(463)	$1,811

GAAP net loss	$(4,829)	$(482)

Stock-based compensation	757	933
Amortization of intangible assets	866	1,173
APAX's deal related costs	1,765	-
Tax benefit	(170)	(298)

Non-GAAP net income (loss)	$(1,611)	$1,326

Net income (Loss) per share:
Basic
GAAP net loss per share	$(0.14)	$(0.01)

Stock-based compensation	0.02	0.03
Amortization of intangible assets	0.03	0.03
APAX's deal related costs	0.05	-
Tax benefit	(0.01)	(0.01)

Non-GAAP net income (loss) per share	$(0.05)	$0.04

Diluted
GAAP net loss per share	$(0.14)	$(0.01)

Stock-based compensation	0.02	0.03
Amortization of intangible assets	0.03	0.03
APAX's deal related costs	0.05	-
Tax benefit	(0.01)	(0.01)

Non-GAAP net income (loss) per share	$(0.05)	$0.04

Weighted average shares outstanding:

Basic	34,899	34,842

Diluted	34,899	35,021